Exhibit 21.1

Envestnet, Inc.

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
SIGMA Asset Management, LLC	Delaware
Oberon Financial Technology, Inc.	Delaware
NetAssetManagement, Inc.	Delaware
Envestnet Asset Management, Inc.	Delaware
Envestnet Portfolio Solutions, Inc.	Delaware
Envestnet Securities, Inc.	Delaware
ERS, Inc.	Delaware
PMC International, Inc.	Colorado
Premier Advisors Fund Offshore, Ltd.	Cayman Islands
Premier Advisors Fund, L.L.C.	Delaware
Envestnet Asset Management (India) Pvt. Ltd.	India
Portfolio Management Consultants, Inc.	Colorado
Portfolio Brokerage Services, Inc.	Colorado
Prima Capital Holding, Inc.	Colorado
Tamarac, Inc.	Washington